Exhibit 12.1

Whitestone REIT
Calculation of Consolidated Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Year Ended December 31,
	2013	2012	2011	2010	2009
Earnings
Income from continuing operations	$3,919	$53	$1,333	$1,575	$2,075
Plus: Taxes	305	286	225	264	222
Plus: Fixed charges	10,150	8,732	6,344	6,040	6,190
Total earnings	$14,374	$9,071	$7,902	$7,879	$8,487

Fixed charges
Interest expense	10,150	8,732	6,344	6,040	6,190
Total fixed charges	$10,150	$8,732	$6,344	$6,040	$6,190

Ratio of earnings to fixed charges	1.42	1.04	1.25	1.30	1.37